November 12, 2004


Via Facsimile (216) 241-0816 and U.S. Mail

Edward W. Moore, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH  44114-2688

RE:	Hickok Incorporated
      Schedule 13E-3/A filed on November 12, 2004
      File No. 5-16179

Dear Mr. Moore:

      We have reviewed your press release dated November 12, 2004, regarding the extension of your odd-lot tender offer. We remind you that Rule 14e-1(d) requires that any public announcement of an extension of a tender offer must include disclosure of the approximate number of securities deposited to date. As soon as practicable, please prepare, publish and file on EDGAR another public announcement of the extension that fully complies with Rule 14e-1(d).

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions